UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_________________

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
_________________

TEMPLE-INLAND INC.
(Name of Subject Company)
_________________

TEMPLE-INLAND INC.
(Name of Persons Filing Statement)
_________________

Common Stock, $1.00 par value per share
(Title of Class of Securities)
_________________

879868107
(CUSIP Number of Class of Securities)
_________________

C. Morris Davis, Esq.
General Counsel
Temple-Inland Inc.
1300 MoPac Expressway South, 3rd Floor
Austin, Texas 78746
Telephone: (512) 434-5800
(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:
Daniel A. Neff, Esq.
Benjamin M. Roth, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

NEWS
RELEASE_______________________________________________

FOR IMMEDIATE RELEASE
CONTACT: Chris Mathis
(512) 434-3766

TEMPLE-INLAND BOARD OF DIRECTORS TO REVIEW
ANNOUNCED TENDER OFFER FROM INTERNATIONAL PAPER

Stockholders Advised to Take No Action Pending
Review by Temple-Inland’s Board of Directors

AUSTIN, TEXAS, July 11, 2011 — Temple-Inland Inc. (NYSE: TIN) today acknowledged that International Paper Company (NYSE: IP) announced that it will be commencing an unsolicited offer to acquire all of the outstanding shares of common stock of Temple-Inland for a price of $30.60 per Temple-Inland share in cash.

Consistent with its fiduciary duties and as required by applicable law, Temple-Inland’s Board of Directors will review the offer to determine the course of action that it believes is in the best interests of the Company and its stockholders. Temple-Inland’s stockholders are advised to take no action at this time pending conclusion of the review of the tender offer by Temple-Inland’s Board of Directors.

Temple-Inland’s Board of Directors, in consultation with its independent financial and legal advisors, intends to advise stockholders of its formal position regarding the announced offer within ten business days from the date of commencement of the unsolicited tender offer by making available to stockholders and filing with the U.S. Securities and Exchange Commission (the “SEC”) a Solicitation/Recommendation Statement on Schedule 14D-9.

Goldman, Sachs & Co. is acting as financial advisor to Temple-Inland, and Wachtell, Lipton, Rosen & Katz is acting as Temple-Inland’s legal counsel.

About Temple-Inland Inc.

Temple-Inland Inc. is a manufacturing company focused on corrugated packaging and building products. The fully integrated corrugated packaging operation consists of 7 mills and 58 converting facilities. The building products operation manufactures a diverse line of building products for new home construction, commercial and repair and remodeling markets. Temple-Inland's address on the World Wide Web is www.templeinland.com.

Cautionary Statement on Forward-Looking Statements

Forward-looking statements are made throughout this release.  These forward-looking statements are sometimes identified by the use of terms and phrases such as "believe," "should," "would," "expect," "project," "estimate," "anticipate," "intend," "plan," "will," "can," "may," or similar expressions elsewhere in this release.  All forward-looking statements are subject to a number of important factors, risks, uncertainties, and assumptions that could cause actual results to differ materially from those described in any forward-looking statements.  These factors and risks include, but are not limited to, general economic conditions, demand for new housing, accuracy of certain accounting assumptions, changes in actual or forecasted cash flows, competitive pressures, future sales volume, significant increases in the costs of certain commodities, timely implementation of price increases, successful execution of cost saving strategies, changes in tax laws, integration risks associated with recent acquisitions, changes in weighted average shares for diluted EPS, increases in transportation costs, and other financial, operational, and legal risks and uncertainties detailed from time to time in Temple-Inland’s cautionary statements contained in its filings with the SEC.  Temple-Inland disclaims and does not undertake any obligation to update or revise any forward-looking statement in this release except as required by law.  Temple-Inland notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995.  Temple-Inland is not waiving any other defenses that may be available under applicable law.

Important Information for Investors and Stockholders

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  Temple-Inland will file a Solicitation/ Recommendation Statement on Schedule 14D-9 with the SEC within 10 business days following commencement of IP’s tender offer for all outstanding shares of Temple-Inland common stock.

INVESTORS AND STOCKHOLDERS OF TEMPLE-INLAND ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and stockholders of Temple-Inland will be able to obtain free copies of the Solicitation/Recommendation Statement and other documents containing important information about Temple-Inland once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.  Copies of the documents filed with the SEC by Temple-Inland will be available free of charge on Temple-Inland’s internet website at www.templeinland.com or by contacting Temple-Inland’s Investor Relations Department at (512) 434-3766.